Exhibit 99.3

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Global Green Matrix Corp. (“Global Green”)
1750 – 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2.	Date of Material Change

March 20, 2012

Item 3.	News Release

News release was disseminated on March 21, 2012 through Marketwire.

Item 4.	Summary of Material Change

Global Green acquired Intercept Rentals.

Item 5.	Full Description of Material Change

5.1.	Full Description of Material Change

Global Green acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as “Intercept Rentals”, from arm’s length third parties pursuant to a share purchase agreement, subject to TSX Venture Exchange final approval. The purchase price of $1,440,000 was satisfied by the issuance of 12 million common shares of Global Green at a deemed price of $0.12 per share. As required by the purchase agreement, the Global Green common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, Global Green has granted to the former shareholders of Intercept Royalty, or it's nominee, a 10 per cent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Randy Hayward, President, at 250-247-8689.

Item 9.	Date of Report

March 23, 2012